

William M. Scott · 2nd

Independent Consultant at Self-Employed

La Canada Flintridge, California, United States · Contact info

500+ connections

Self-Employed

Dartmouth College

Experience

Independent Consultant
Self-Employed
Feb 2019 – Present · 3 yrs
United States

Consultant
None
Jan 2019 – Present · 3 yrs 1 mo

General Manager and Executive Director
Diaoyutai MGM Hospitality, Ltd.

Education

Dartmouth College